Contact

www.linkedin.com/in/brett-jenks-9200196 (LinkedIn)
www.rare.org (Other)
www.solutionsearch.org (Other)

Top Skills

Fundraising
Planning
Nonprofits

Languages

Spanish

Brett Jenks

CEO, Rare
Arlington, Virginia, United States

Summary

Experienced Chief Executive Officer with a demonstrated track record in program innovation, scaling social innovations, performance management, culture building, organizational change, board development, fundraising, strategy, and public speaking. Proud of helping bring to life an array of innovative programs, including: Fish Forever, Climate Culture, the Center for Behavior and the Environment, Solution Search, the Meloy Fund, and legacy programs in ecotourism. Founder, in 2020, of Carbon Counts Tech, a public benefit mobile game company empowering personal behavior change to reduce atmospheric greenhouse gases. A Catto Fellow, Braddock Scholar, and McNulty Prize laureate at the Aspen Institute. Serve on the boards of Rare, Carbon Counts and the Grantham Trust.

Experience

Rare

30 years 9 months

Chief Executive Officer
January 2000 - Present (25 years 3 months)
Arlington, VA

Rare is a non-profit, international conservation organization based in Arlington, VA. It trains local conservation leaders to design and implement social marketing campaigns that change behaviors and accelerate conservation.

Director, Ecotourism and Community Development Program
July 1994 - January 2000 (5 years 7 months)
Costa Rica, Mexico, USA

Established Rare's Nature Guide Training Program and replicated it throughout Costa Rica, Honduras, Mexico, Guatemala and South Africa. Created the Community Ecotourism Promoters program to assist local guides in launching ecotourism ventures.

Carbon Counts

Co-Founder, Chairman
July 2020 - Present (4 years 9 months)
United States and Canada

The Meloy Fund
General Partner
January 2017 - Present (8 years 3 months)
Arlington, VA

WorldTeach
Costa Rica Field Coordinator
1992 - 1994 (2 years)

Managed a nationwide, volunteer-led English as a Second Language program in partnership with the Costa Rican Ministry of Education.

Freelance
PA, 2nd AD, AD
March 1990 - December 1991 (1 year 10 months)

Cut bagels, made coffee, wrangled cables, drove large vans, and once in a while barked out some orders.

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Education

Georgetown University - The McDonough School of Business
MBA · (2003 - 2004)

University of Massachusetts, Amherst
Commonwealth Scholar, English Major · (1986 - 1989)